

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Ronald J. Lataille
Chief Financial Officer
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833-2107

> **RE: UFP Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-12648**

Dear Mr. Lataille:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Incentive Bonus, page 13

1. We note that in future filings, you will need to expand your executive compensation discussion since, as an accelerated filer, you will no longer be subject to the smaller reporting company scaled disclosure rules. We note that the named executive officers are eligible to receive annual incentive compensation based on the achievement of specific financial and individual goals. In future filings, please quantify the financial targets, briefly describe the individual performance goals, disclose the actual level of financial targets and individual performance goals achievement and how the calculation of the incentive compensation was determined for each named executive officer. Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K.

Long-Term Incentives, page 13

2. In future filings, since you will no longer be subject to the smaller reporting company scaled disclosure rules, please discuss the factors considered by the Compensation

Committee to determine the amount of long-term incentive stock units to award to each named executive officer. Also, in future filings, for each of your named executive officers, please provide a brief description of the financial targets, the actual level of financial target achievement and how the calculation of the actual long-term incentive compensation award was determined.

Results of Operations, page 15

3.   We note from your segment data on page F-27 that operating income for your Packaging segment decreased by 19% from fiscal year 2010 to 2011 despite the 6% increase in sales year over year. Based on your current discussion of your results of operations it is difficult to gain an understanding of the factors that specifically impacted your Packaging segment. In future filings please provide your discussion of your results of operations by segment so an investor can better understand the business environment of each segment. Refer to Item 303 of Regulation S-X for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief